Ronald S. Haligman*

305.539.3339

Fax:  305.358.7095

rhaligman@kl.com

*Not Admitted in Florida

December 10, 2004

Mr. Oscar M. Young, Jr.

Senior Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0309

Washington, D.C.  20549

Re:

Bio-One Corporation
Form 8-K, filed December 3, 2004
File No. 000-31889

Dear Mr. Young:

This letter has been prepared in response to your request for Bio-One Corporation to respond to the staff’s comments in the letter dated December 4, 2004 with respect to Form 8-K filed December 3, 2004 by Bio-One Corporation.

COMMENT 1:

While we noted that the former accountant resigned, please revise your filing to specifically state whether the decision to change accountants was recommended or approved by the board of directors or an audit or similar committee of the board of directors, as required by Item 304(a)(1)(iii) of Regulation S-K.

RESPONSE:

We have revised the disclosure as requested.

COMMENT 2:

In providing the disclosure contemplated by Item 304(a)(1)(iv) and (v) of Regulation S-K, please revise your filing to extend “the subsequent interim period” through the date of the former accountant resigned, as it is unclear whether disagreements and reportable events occurred subsequent to September 30, 2004 but prior to the resignation.

RESPONSE:

We have revised the disclosure as requested.

BOSTON ٠ DALLAS ٠ HARRISBURG ٠ LOS ANGELES ٠ MIAMI ٠ NEWARK ٠ NEW YORK ٠ PITTSBURGH ٠ SAN FRANCISCO ٠ WASHINGTON

Mr. Oscar M. Young, Jr.

December 10, 2004

COMMENT 3:

Please file a letter from the former accountant addressing the revised disclosures.

RESPONSE:

The Company is simultaneously filing the requested letter.

Very truly yours,

/s/ Ronald S. Haligman

Ronald S. Haligman

RSH/vw